EX-28.3.g.i

EXHIBIT A

SUBADVISORY AGREEMENT

AMONG

NATIONWIDE VARIABLE INSURANCE TRUST,

NATIONWIDE FUND ADVISORS

AND WELLS CAPITAL MANAGEMENT, INC

Effective March 24, 2008

Amended January 1, 2020*

Funds of the Trust	Advisory Fees
NVIT Wells Fargo Discovery Fund (formerly, NVIT Multi-Manager Mid Cap Growth Fund)	0.40% on Subadviser Assets up to $100 million; and 0.30% on Subadviser Assets of $100 million and more

*	As approved at the Board of Trustees Meeting held on December 3-4, 2019

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Exhibit A on the effective date set forth above.

TRUST NATIONWIDE VARIABLE INSURANCE TRUST

By:	/s/ Michael S. Spangler

Name:	Michael S. Spangler
Title:	President

ADVISER NATIONWIDE FUND ADVISORS

By:	/s/ Michael S. Spangler

Name:	Michael S. Spangler
Title:	President

SUBADVISER WELLS CAPITAL MANAGEMENT, INC

By:	/s/ Amanda Cole

Name:	Amanda Cole
Title:	Client Services Manager